RAFFI VARTANIAN

PROFESSIONAL EXPERIENCE

Ziba Foods LLC *2010 - Present* *Kabul, Afghanistan, Dubai, UAE - New York, NY*
Principal

- Founder and CEO of retail CPG business operating in USA, EU/UK, Middle East, Central and East Asia
- Producer of heirloom and wild-grown varieties of dried fruits and nuts sourced, processed and packed in Afghanistan and sold to premium retailers around the world
- Major markets in the US with nation-wide distribution through UNFI and KeHe selling to Cost Plus World Market, Erewhon, MOM's, Bi-Rite and over 700 other retail and specialty outlets

EDGE Capital Partners LLC *2013-Present* *Dubai, UAE - Singapore*
Principal

- Partner in principal investment firm focusing on pre-frontier markets and development-oriented investments
- Investments in Afghanistan in the areas of healthcare and agro-processing.
- Two investments in South East Asia in high growth markets
- Investment in film production company focused on content from the developing world (Middle East, South Asia, Central America, East Asia).

East Africa Contractor Services (EACS) / Aramex *2012-2019* *Republic of Djibouti, Somaliland, Somalia*
Principal

- Partner in Djibouti-based joint-venture which provides services freight, travel, construction, operations and maintenance services in Djibouti and Somalia
- Sole franchise partner of global courier giant Aramex (www.aramex.com) in Djibouti, Somalia, and Somaliland
- Joint-venture partners operate in Afghanistan, Dubai, Somalia, Somaliland, Djibouti and Ethiopia.

Freight Investor Solutions DMCC, *March 2008 –Present* *Dubai, UAE*
Director

- Opened the office for the London-based brokerage that holds the highest market share in FFA products.
- Began the Iron Ore Swaps (IOS) desk which is now a 50M ton market with trading desks in London, Singapore, Dubai, Shanghai, Athens and New York
- Managed the physical Iron Ore Brokerage business working with small and medium sized mining houses in India, South Africa, Brazil and Honduras.

MUR Shipping *March 2004 –March 2008* *Dubai, UAE and Johannesburg, South Africa*
Chartering Department

- Trade ship derivatives (FFAs) to hedge position for large bulk cargo owner/operator with over 120 vessels on time - charter and cargo commitments in excess of 50 million tones per annum.
- Managing Group worldwide coal shipping commitments and fixing coal contracts of affreightment with commodity trading houses such as Glencore (approximately 750,000mt per annum).

EDUCATION

Cornell University College of Arts and Sciences, Class of 2003 *Ithaca, NY*
Major: Economics with Concentration in International Relations.
Honors: Dean's Scholar, Dean's List, GPA 3.3

University College London *London, UK*
Department of Economics; International Development, Economics of the Public Sector. Affiliate Student in 2002

School of Advanced International Studies / Georgetown University *Washington DC*
Summer coursework in Rural Development (SAIS) and Farsi (Georgetown)

SKILLS, INTERESTS & MEMBERSHIPS

Languages: Armenian (fluent) Arabic (basic) Farsi (basic), Italian (basic); Oud, Alpine Hiking
Samuel Hall (www.samuellhall.org), advisory board, ; International Crisis Group (www.crisisgroup.org), council member, New Frontier Companies (http://www.nfcompanies.com/), board member.